Rule 424(b)(3)
                                                                   No. 333-76538


                         CNL RETIREMENT PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 14, 2002 and the Prospectus Supplement dated September 24, 2002. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed Properties for which the Company has entered into initial commitments to acquire and as to the number and types of Properties acquired by the Company is presented as of October 10, 2002, and all references to commitments or Property acquisitions should be read in that context. Proposed Properties for which the Company enters into initial commitments, as well as Property acquisitions that occur after October 10, 2002, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         On September 30, 2002, the Company acquired 11 Brighton Gardens Properties, which are, the Brighton Gardens of Buckhead located in Atlanta, Georgia; the Brighton Gardens of Brentwood located in Brentwood, Tennessee, 10 miles south of downtown Nashville; the Brighton Gardens of Charlotte located in Charlotte, North Carolina; the Brighton Gardens of Friendship Heights located in Chevy Chase, Maryland, a northwest suburb of Washington D.C.; the Brighton Gardens of Middletown located in Middletown, New Jersey, 30 miles southeast of Newark; the Brighton Gardens of Mountainside located in Mountainside, New Jersey, 12 miles southwest of downtown Newark; the Brighton Gardens of Naples located in Naples, Florida; the Brighton Gardens of Raleigh located in Raleigh, North Carolina; the Brighton Gardens of Stamford located in Stamford, Connecticut; the Brighton Gardens of Venice located in Venice, Florida, 20 miles south of Sarasota; and the Brighton Gardens of Winston-Salem located in Winston-Salem, North Carolina.

         The Brighton Gardens Properties located in each of Atlanta, Brentwood, Charlotte, Chevy Chase, Middletown, Mountainside, Raleigh, Stamford and Winston-Salem are assisted living Properties which opened between January 1997 and January 1998, and each Property includes between 90 and 108 assisted living units and between 21 and 25 units for residents with Alzheimer's and related memory disorders. The Brighton Gardens of Naples is an assisted living/skilled nursing Property which opened in February 1998 and includes 93 assisted living units and 40 skilled nursing units. The Brighton Gardens of Venice is an assisted living/skilled nursing Property which opened in December 1996 and includes 102 assisted living units and 27 skilled nursing units.

         On October 10, 2002, the Company acquired a parcel of land located in Peabody, Massachusetts, a northern suburb of Boston, upon which the Brooksby Village Continuing Care Retirement Community is being constructed. The Company will not own the facility. The facility will be owned by a subsidiary of Erickson Retirement Communities, LLC.

         As of October 10, 2002, the Company had committed to acquire three additional retirement Properties. There can be no assurance that one or more of these Properties will be acquired by the Company. The three Properties are the Homewood Residence at Brookmont Terrace (in Nashville, Tennessee) and two Sunrise Properties (one in each of Annapolis and Pikesville, Maryland).

         The Homewood Residence Property is the Homewood Residence at Brookmont Terrace located in southwest Nashville, Tennessee, approximately nine miles southwest of the central business district. The Homewood Residence at Brookmont Terrace is an assisted living Property that opened in May 2000 and includes 62 assisted living units and 30 units for residents with Alzheimer's and related memory disorders. The two Sunrise Properties are the Sunrise of Annapolis located in Annapolis, Maryland, southeast of Baltimore, and the Sunrise of Pikesville located in Pikesville, Maryland, a northern suburb of Baltimore. The Sunrise of Annapolis is an assisted




October 15, 2002                                   Prospectus Dated May 14, 2002
living Property which opened in November 1995 and includes 50 assisted living units and 22 units for residents with Alzheimer's and related memory disorders. The Sunrise of Pikesville is an assisted living Property which opened in May 1996 and includes 61 assisted living units and 18 units for residents with Alzheimer's and related memory disorders.

         As of October 10, 2002, the Company owned interests in 23 Properties, had invested in one Mortgage Loan and had commitments to acquire three additional Properties. All of the Properties owned by the Company are leased on a long-term, triple-net basis and are managed by operators of retirement facilities.

         The Board of Directors declared distributions of $0.0583 per Share to stockholders of record on October 1, 2002, payable in December 2002.


                                  THE OFFERINGS

GENERAL

         As of October 10, 2002, the Company had received subscriptions from this offering for 15,154,485 Shares totalling $151,544,851 in Gross Proceeds. As of October 10, 2002, the Company had received aggregate subscriptions for 31,626,383 Shares totalling $316,263,825 in gross proceeds, including 82,011 Shares ($820,108) issued pursuant to the Reinvestment Plan, from its Initial Offering, the 2000 Offering and this offering. As of October 10, 2002, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, the marketing support fee, due diligence expense reimbursements and organizational and offering expenses, totalled approximately $280,200,000. The Company used approximately $188,100,000 of net offering proceeds, $8,100,000 in advances relating to its line of credit and approximately $45,600,000 in Permanent Financing to invest approximately $241,700,000 in 23 retirement Properties. As of October 10, 2002, the Company had repaid the advances relating to its line of credit and had paid approximately $26,700,000 in Acquisition Fees and Acquisition Expenses, leaving approximately $57,300,000 available to invest in Properties or Mortgage Loans.


                                    BUSINESS

PROPERTY ACQUISITIONS

Brighton Gardens of Buckhead located in Atlanta, Georgia; Brighton Gardens of Brentwood located in Brentwood, Tennessee; Brighton Gardens of Charlotte located in Charlotte, North Carolina; Brighton Gardens of Friendship Heights located in Chevy Chase, Maryland; Brighton Gardens of Middletown located in Middletown, New Jersey; Brighton Gardens of Mountainside located in Mountainside, New Jersey; Brighton Gardens of Naples located in Naples, Florida; Brighton Gardens of Raleigh located in Raleigh, North Carolina; Brighton Gardens of Stamford located in Stamford, Connecticut; Brighton Gardens of Venice located in Venice, Florida; and Brighton Gardens of Winston-Salem located in Winston-Salem, North Carolina. On September 30, 2002, the Company acquired the Brighton Gardens of Buckhead located in Atlanta, Georgia (the "Atlanta Property") for $7,654,546 from Prime CareTwo, LLC; Brighton Gardens of Brentwood located in Brentwood, Tennessee (the "Brentwood Property") for $6,349,794 from Prime Care Two, LLC; the Brighton Gardens of Charlotte located in Charlotte, North Carolina (the "Charlotte
Property") for $3,218,389 from Prime Care One, LLC; the Brighton Gardens of Friendship Heights located in Chevy Chase, Maryland (the "Chevy Chase Property") for $19,310,331 from Prime Care One, LLC; the Brighton Gardens of Middletown located in Middletown, New Jersey (the "Middletown Property") for $11,481,818 from Prime Care Two, LLC; the Brighton Gardens of Mountainside located in Mountainside, New Jersey (the "Mountainside Property") for $12,438,636 from Prime Care One, LLC; the Brighton Gardens of Naples located in Naples, Florida (the "Naples Property") for $8,002,479 from Prime Care Two, LLC; the Brighton Gardens of Raleigh located in Raleigh, North Carolina (the "Raleigh Property") for $9,655,165 from Prime Care Two, LLC; the Brighton Gardens of Stamford located in Stamford, Connecticut (the "Stamford Property") for $13,569,421 from Prime Care Two, LLC; the Brighton Gardens of Venice located in Venice, Florida (the "Venice Property") for $6,523,760 from Prime Care One, LLC; and the Brighton Gardens of Winston-Salem located in Winston-Salem, North Carolina (the "Winston-Salem Property") for $7,045,661 from Prime Care Two, LLC. These 11 Properties will be operated and managed by Marriott Senior Living Services, Inc.

         The Company acquired these 11 Properties on a triple net basis, pursuant to a long-term lease agreement with Prime Care One, LLC and Prime Care Two, LLC relating to the Properties. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business -- Description of Property Leases." The principal features of the lease are as follows:

o        The lease expires on September 30, 2037.

o                                              Minimum
                   Property                  Annual Rent
         ---------------------------    --------------------

         Atlanta Property                    $      837,862
         Brentwood Property                         695,044
         Charlotte Property                         352,283
         Chevy Chase Property                     2,166,197
         Middletown Property                      1,361,793
         Mountainside Property                    1,466,525
         Naples Property                            613,446
         Raleigh Property                         1,056,848
         Stamford Property                        1,485,300
         Venice Property                            714,087
         Winston-Salem Property                     771,214

o Minimum annual rent will increase by 2.5% beginning January 1, 2004 and each lease year thereafter.

o In addition to minimum rent, the lease requires additional rent which will be payable based on various predetermined dollar amounts derived from achieving specific percentage occupancy levels beginning January 1, 2004.

o Audited financial statements that present the historical operating results of these Properties are included in the Addendum to Appendix B of the Prospectus Supplement filed on September 24, 2002, as the Prime Care One Portfolio and Prime Care Two, LLC. Based on the Company's due diligence and underwriting procedures, management anticipates that the net operating income generated from the Properties together with an aggregate $2,000,000 tenant guarantee to fund any operating shortfalls related to the 11 Properties will be sufficient to fund amounts due under the terms and conditions of the direct financing lease.

o The tenants of these 11 Properties have established reserve funds which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the 11 Properties (the "FF&E Reserve"). Deposits to the FF&E Reserve are made every four weeks as follows: 2% of gross revenues or $350 per bed, whichever is greater for the first through third lease years; 3% of gross revenues for the fourth through tenth lease years; and 3.5% of gross revenues every lease year thereafter. Funds in the FF&E Reserve relating to these 11 Properties are the property of the tenants.

o The lease for the 11 Properties contains pooling terms, meaning that net operating profits with respect to all 11 Properties are combined for the purpose of funding rental payments and the FF&E Reserve. In addition, the lease contains cross-default terms, meaning that if the tenant of any of the 11 Properties defaults on its obligations under the lease, the Company will have the ability to pursue its remedies under the lease with respect to all 11 Properties, regardless of whether the tenant of any such Property is in default under the lease.

o The lease contains provisions that allow the lessees to elect to purchase the Properties at the end of the term for a predetermined amount. The lease also permits the Company to require the lessees to purchase the Properties at the end of the lease term for the same predetermined amount. This lease is being treated as a financing lease for both financial reporting and tax accounting purposes.

o        Base management fees payable to Marriott Senior Living  Services,  Inc.
         for the operation of the 11 Properties are as follows: 3% of gross revenues through the 2007 fiscal year, 3.5% of gross revenues for the 2008 fiscal year through the 2012 fiscal year, and 4% of gross revenues for the remainder of the lease term. Notwithstanding the foregoing, in the event certain operating profit thresholds are achieved prior to the 2013 lease year, the base management fees will automatically increase to 4% of gross revenues and remain at such level for the remainder of the lease term. Marriott Senior Living Services, Inc. is also entitled to incentive management fees up to 15% of operating profit remaining after payment of minimum annual rent and a tenant administration fee. Rent payments due under the lease are subordinate to the payment of base management fees.

         The Atlanta Property, which opened in January 1998, includes 90 assisted living units and 22 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include a main living room with a fireplace, country kitchens and screened porches, a restaurant-style main dining room and a private dining area, activity rooms, a library and a beauty/barber shop. The Property is located in Buckhead, in northern Atlanta. Other senior living facilities located in proximity to the Atlanta Property include Atria of Buckhead and Sunrise of Buckhead.

         The Brentwood Property, which opened in December 1997, includes 90 assisted living units and 23 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include a main living room with a fireplace, country kitchens and screened porches, a restaurant-style main dining room and a private dining area, activity rooms, a library and a beauty/barber shop. The Property is located 10 miles south of downtown Nashville. In addition to the Homewood Residence at Brookmont Terrace for which the Company has entered into an initial commitment to acquire, other senior living facilities located in proximity to the Brentwood Property include Belmont Village, Benton House/Beacon Pointe, Carestone at Brentwood, Morningside of Franklin and Southerland Place.

         The Charlotte Property, which opened in May 1997, includes 90 assisted living units and 25 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include a main living room with a fireplace, country kitchens and screened porches, a restaurant-style main dining room and a private dining area, activity rooms, a library and a beauty/barber shop. Other senior living facilities located in proximity to the Charlotte Property include Alterra Clare Bridge, Carolina House of Charlotte, Elmcroft, The Place at South Park, Sunrise of Eastover and The Village at Carolina Place.

         The Chevy Chase Property, which opened in January 1997, includes 108 assisted living units and 24 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include a main living room with a fireplace, country kitchens and screened porches, a restaurant-style main dining room and a private dining area, activity rooms, a library and a beauty/barber shop. The Property is located in a northwestern suburb of Washington D.C. Other senior living facilities located in proximity to the Chevy Chase Property include Kensington Park Retirement, Sibley Grand Oaks, Springhouse at Westwood and Summerville at Potomac.

         The Middletown Property, which opened in December 1997, includes 98 assisted living units and 25 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include a main living room with a fireplace, country kitchens and screened porches, a restaurant-style main dining room and a private dining area, activity rooms, a library and a beauty/barber shop. The Property is located 30 miles southeast of Newark. Other senior living facilities located in proximity to the Middletown Property include Sunrise of Marlboro, The Sycamore and The Willows at Holmdel.

         The Mountainside Property, which opened in January 1997, includes 98 assisted living units and 21 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include a main living room with a fireplace, country kitchens and screened porches, a restaurant-style main dining room and a private dining area, activity rooms, a library and a beauty/barber shop. The Property is located 12 miles southwest of downtown Newark. Other senior living facilities located in proximity to the Mountainside Property include Atria of Cranford, Chelsea at Fanwood, Spring Meadows, Sunrise of Westfield and Watchung Ridge.

         The Naples Property, which opened in February 1998, includes 93 assisted living units and 40 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include a main living room with a fireplace, country kitchens and screened porches, a restaurant-style main dining room and a private dining area, activity rooms, a library and a beauty/barber shop. Other senior living facilities located in proximity to the Naples Property include Homewood Assisted Living, The Inn at Aston Gardens, Merrill Gardens, Orchid Terrace at Moorings Park and Windsor Place.

         The Raleigh Property, which opened in September 1997, includes 90 assisted living units and 23 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include a main living room with a fireplace, country kitchens and screened porches, a restaurant-style main dining room and a private dining area, activity rooms, a library and a beauty/barber shop. Other senior living facilities located in proximity to the Raleigh Property include Heartfields at Cary, Manorhouse, Oakleaf Village, Sunrise of Raleigh and Woodland Terrace.

         The Stamford Property, which opened in December 1997, includes 90 assisted living units and 24 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include a main living room with a fireplace, country kitchens and screened porches, a restaurant-style main dining room and a private dining area, activity rooms, a library and a beauty/barber shop. Other senior living facilities located in proximity to the Stamford Property include Atria Town Center, The Osborn, Sunrise of Stamford and Westfield Court.

         The Venice Property, which opened in December 1996, includes 102 assisted living units and 27 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include a main living room with a fireplace, country kitchens and screened porches, a restaurant-style main dining room and a private dining area, activity rooms, a library and a beauty/barber shop. The Property is located 20 miles south of Sarasota. Other senior living facilities located in proximity to the Venice Property include Alterra Sterling House, Aspen Bella Vita, Bon Secours Place at Healthpark, Park Place, and Village on the Isle.

         The Winston-Salem Property, which opened in June 1997, includes 90 assisted living units and 23 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include a main living room with a fireplace, country kitchens and screened porches, a restaurant-style main dining room and a private dining area, activity rooms, a library and a beauty/barber shop. Other senior living facilities located in proximity to the Winston-Salem Property include Alterra Clare Bridge, Clemmons Village II, Elms at Tanglewood, Homestead Hills and Polo Ridge.

         The average occupancy rate, the cash from operations, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the periods the facilities have been operational are as follows:

                                                                                                Revenue
                                                               Average         Revenue            per
                                                              Occupancy      per Occupied      Available
         Property                Location          Year         Rate             Unit            Unit
 -------------------------  --------------------  -------    ------------    -------------    -------------

 Atlanta Property           Atlanta, GA             1998         22.61%         $  98.83          $  21.21
                                                    1999         53.91%           100.59             54.23
                                                    2000         77.39%            99.60             77.09
                                                    2001         81.74%           108.75             88.89
                                                   *2002         82.61%           111.92             92.45

 Brentwood Property         Brentwood, TN           1998         45.22%         $  91.27          $  41.27
                                                    1999         60.87%            97.19             59.16
                                                    2000         71.30%            97.65             69.63
                                                    2001         67.83%           101.50             68.84
                                                   *2002         73.04%           107.35             78.41

 Charlotte Property         Charlotte, NC           1998         84.35%         $  92.37          $  77.91
                                                    1999         76.52%            96.54             73.88
                                                    2000         66.09%            98.55             65.13
                                                    2001         74.78%           102.12             76.37
                                                   *2002         75.65%           103.60             78.37

 Chevy Chase Property       Chevy Chase, MD         1998         81.82%         $ 125.51          $ 102.69
                                                    1999         93.94%           126.11            118.47
                                                    2000         90.15%           136.01            122.62
                                                    2001         91.67%           143.78            131.80
                                                   *2002         92.42%           155.70            143.90

 Middletown Property        Middletown, NJ          1998         52.17%         $ 107.31          $  55.99
                                                    1999         73.91%           119.79             88.54
                                                    2000         75.65%           124.46             94.16
                                                    2001         86.96%           132.89            115.56
                                                   *2002         78.26%           140.23            109.75

 Mountainside Property      Mountainside, NJ        1998         88.62%         $ 113.19          $ 100.31
                                                    1999         81.30%           113.18             92.02
                                                    2000         84.55%           123.61            104.52
                                                    2001         81.30%           134.57            109.41
                                                   *2002         73.17%           143.17            104.76

 Naples Property            Naples, FL              1998         42.11%         $ 102.26          $  43.06
                                                    1999         71.43%           113.04             80.74
                                                    2000         90.98%           110.05            100.12
                                                    2001         87.22%           112.75             98.34
                                                   *2002         81.20%           131.04            106.41

 Raleigh Property           Raleigh, NC             1998         86.09%         $  87.81          $  75.59
                                                    1999         90.43%            94.22             85.21
                                                    2000         96.52%           105.64            101.96
                                                    2001         98.26%           110.47            108.55
                                                   *2002         96.52%           117.34            113.26

 Stamford Property          Stamford, CT            1998         45.22%         $ 126.79          $  57.33
                                                    1999         76.52%           132.38            101.30
                                                    2000         76.52%           134.30            102.77
                                                    2001         64.35%           138.63             89.20
                                                   *2002         65.22%           156.80            102.26





                                                                                                Revenue
                                                               Average         Revenue            per
                                                              Occupancy      per Occupied      Available
         Property                Location          Year         Rate             Unit            Unit
 -------------------------  --------------------  -------    ------------    -------------    -------------

 Venice Property            Venice, FL              1998         90.48%         $ 112.11         $  101.43
                                                    1999         88.44%           103.35             91.40
                                                    2000         87.76%           107.67             94.51
                                                    2001         86.39%           128.86            111.33
                                                   *2002         87.07%           126.72            110.34

 Winston-Salem Property     Winston Salem, NC       1998         63.48%         $  85.28          $  54.14
                                                    1999         85.22%            84.56             72.06
                                                    2000         89.57%            90.33             80.90
                                                    2001         84.35%            97.79             82.48
                                                   *2002         90.43%           102.32             92.53

*        Data for 2002  represents the period January 1, 2002 through August 31,
         2002.

         Brooksby Village Continuing Care Retirement Community located in Peabody, Massachusetts. On October 10, 2002, the Company acquired a parcel of land located in Peabody, Massachusetts, upon which the Brooksby Village Continuing Care Retirement Community is being constructed (the "Peabody Property"). The land was purchased from Peabody Campus, LLC, a wholly owned subsidiary of Erickson Retirement Communities, LLC, for $17,383,784. The Brooksby Village Continuing Care Retirement Community, once construction is completed, is expected to include independent living apartments, assisted living units and skilled nursing units. The Company will not own the facility. The facility will be owned by Peabody Campus, LLC. The Company, as lessor, has entered into a long-term lease agreement with Peabody Campus, LLC relating to the land. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business -- Description of Property Leases." The principal features of the lease are as follows:

o        The initial land lease expires on April 10, 2033.

o The lease requires minimum annual rent of $2,607,568 for the first through fifth lease years with increases of 3% each lease year thereafter, except as follows: In the 11th, 16th, 21st and 26th lease years minimum annual rent will increase to the greater of (i) the prior lease year's minimum annual rent plus 3% or (ii) $2,607,568 plus the percentage increase in the fair market value of the Property over the previous ten lease years, in the case of the 11th lease year, or over the previous five lease years in the case of the 16th, 21st and 26th lease years.

o A security deposit equal to $1,303,784 has been retained by the Company as security for the tenant's obligations under the lease.

o The tenant will have the option to purchase the land during the lease term for a predetermined purchase price based on the date of such option purchase and other attributes including the amount of the Company's initial investment, consumer price indices and/or the fair market value of the land at the time the option is exercised.

         Erickson Brand. In 1983, John Erickson, founder of Erickson Retirement Communities, purchased and renovated an abandoned college campus in Maryland in order to provide quality independent, assisted and skilled care to middle-income America. Erickson currently has ten of these large-scale retirement communities in various stages of development located in Maryland, Massachusetts, Michigan, New Jersey, Pennsylvania and Virginia. Brooksby Village is one of Erickson's communities. In 2001, the American Seniors Housing Association ranked Erickson Retirement Communities as the nation's twelfth largest manager of seniors' housing.

PENDING INVESTMENTS

         As of October 10, 2002, the Company had initial commitments to acquire three additional Properties for an aggregate purchase price of approximately $31.6 million. The three Properties are the Homewood Residence at Brookmont Terrace (in Nashville, Tennessee) which will be acquired from a wholly owned subsidiary of American Retirement Corporation and two Sunrise Properties (one in each of Annapolis and Pikesville, Maryland) which will be acquired from Prime Care Eight, LLC. The acquisition of each of these Properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these Properties will be acquired by the Company. If acquired, the leases of these Properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business -- Description of Property Leases." In order to acquire these Properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing. In addition, the Company plans to assume Permanent Financing of approximately $20.6 million in connection with the acquisition of two of these Properties.

         Leases. Set forth below are summarized terms expected to apply to the leases for each of the three Properties. More detailed information relating to a Property and its related lease will be provided at such time, if any, as the Property is acquired.


                                               Estimated Purchase     Lease Term and          Minimum Annual
                     Property                        Price           Renewal Options               Rent             Percentage Rent
-----------------------------------------    ------------------- -----------------------  ------------------------ ----------------

Homewood Residence at Brookmont Terrace (1)        $8,957,850    15 years; two five-year $918,180 for the first           (3)
Nashville, TN                                                    renewal options         lease year; increases by
(the "Nashville Property")                                                               2% each lease year
Existing retirement facility                                                             thereafter (2)

Sunrise of Annapolis (4)(5)(6)(7)                 $12,500,000            35 years        $1,400,000; increases by         (8)
Annapolis, MD                                                                            2.5% beginning January
(the "Annapolis Property")                                                               1, 2004 and each lease
Existing retirement facility                                                             year thereafter (2)

Sunrise of Pikesville (4)(5)(6)(7)                $10,100,000            35 years        $1,131,000; increases by         (8)
Pikesville, MD                                                                           2.5% beginning January
(the "Pikesville Property")                                                              1, 2004 and each lease
Existing retirement facility                                                             year thereafter (2)


------------------------
FOOTNOTES:

(1) It is expected that this Property will be operated and managed by American Retirement Corporation.

(2)      Based on estimated purchase price.

(3) Percentage rent will be 10% of gross revenue in excess of "Nashville Base Year Gross Revenues." The Nashville Base Year Gross Revenues will be the prior 12 months total revenue for the period ending on the earlier of (i) the 36th month of the lease, or (ii) the month in which the occupancy has averaged 93% for the prior 12 months. Percentage rents will be net of any minimum base rent increases.

(4) The lease for the Annapolis and Pikesville Properties is expected to be with the same unaffiliated lessee. The lease contains provisions that allow the lessee to elect to purchase the Properties at the end of the term for a predetermined amount. The lease also permits the Company to require the lessee to purchase the Properties at the end of the lease term for the same predetermined amount. This lease is expected to be treated as a financing lease for both financial reporting and tax accounting purposes.

(5) It is expected that this Property will be operated and managed by Sunrise Assisted Living, Inc.

(6) It is expected that the Company will assume the obligations of the current owner of the Annapolis and Pikesville Properties under a mortgage note secured by the Properties payable to a commercial bank in the principal amount of $20.6 million with an interest rate of 7.83% per annum. The loan requires monthly principal and interest payments through October 2008 with all unpaid principal and interest due at that time.

(7) Audited financial statements that present the historical operating results of these Properties are included in the Addendum to Appendix B of the Prospectus Supplement filed September 24, 2002, as Prime Care Eight, LLC. The purchase of the Properties by the Company is subject to acceptance by the Properties' current lender of the Company's assumption of the existing first mortgage debt secured by the Properties as well as certain concessions from others. Based on the Company's due diligence and underwriting procedures, management anticipates that the net operating income generated from the Properties together with an aggregate $500,000 tenant guarantee to fund any operating shortfalls related to the Prime Care Eight, LLC Properties will be sufficient to fund amounts due under the terms and conditions of the direct financing lease.

(8) It is expected that percentage rent will be payable based on various predetermined percentages of the facilities gross revenues with respect to achieving certain average annual occupancy level thresholds.

         Nashville Property. The Nashville Property, which opened in May 2000, is the Homewood Residence at Brookmont Terrace located in Nashville, Tennessee. The Nashville Property includes 62 assisted living units and 30 units for residents with Alzheimer's and related memory disorders. This Property is located less than five miles from St. Thomas Hospital and within 15 miles of five additional hospitals. Between now and 2006, the age and income qualified population within a five-mile radius of the site is expected to increase 17.75%.

         Annapolis Property. The Annapolis Property, which opened in November 1995, is the Sunrise of Annapolis located in Annapolis, Maryland. The Annapolis Property includes 50 assisted living units and 22 units for residents with Alzheimer's and related memory disorders. The Property is located southeast of Baltimore.

         Pikesville Property. The Pikesville Property, which opened in May 1996, is the Sunrise of Pikesville located in Pikesville, Maryland. The Pikesville Property includes 61 assisted living units and 18 units for residents with Alzheimer's and related memory disorders. The Property is located in a northern suburb of Baltimore.

         Sunrise Brand. Sunrise Assisted Living, Inc. is one of the nation's oldest and largest providers of assisted living services. The prototypical Sunrise facilities resemble a Victorian mansion and generally have between 70 and 90 beds of assisted living and specialized care for people with memory disorders. According to Sunrise Assisted Living, Inc.'s 2001 Annual Report, Sunrise Assisted Living, Inc. operates 186 residences in the United States, Canada and the United Kingdom, with a combined resident capacity of more than 14,700. As of December 31, 2001, Sunrise Assisted Living, Inc. had 22 additional communities under construction and another 38 communities in some other stage of development. In 2001, the American Seniors Housing Association ranked Sunrise Assisted Living, Inc. as the sixth largest seniors' housing operator in the country.

                          INDEX TO FINANCIAL STATEMENTS

                         CNL RETIREMENT PROPERTIES, INC.

                                                                                                         Page
                                                                                                         ----
Pro Forma Consolidated Financial Information (unaudited):

     Pro Forma Consolidated Balance Sheet as of June 30, 2002                                               14

     Pro Forma Consolidated Statement of Earnings for the six months ended June 30, 2002                    15

     Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2001                      16

     Notes to Pro Forma Consolidated Financial Statements for the six months ended June 30,
        2002 and the year ended December 31, 2001                                                           17


                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

         The following Unaudited Pro Forma Consolidated Balance Sheet of CNL Retirement Properties, Inc. and its subsidiaries (the "Company") gives effect to
(i) the receipt of $118,174,492 in gross offering proceeds from the sale of 11,817,449 additional shares for the period July 1, 2002 through October 10, 2002, assumed borrowings of $29,700,000 under mortgage notes payable and the accrual of related offering expenses, acquisition fees and miscellaneous acquisition expenses and (ii) the application of such funds and cash on hand as of June 30, 2002, to purchase 15 Properties, all as reflected in the pro forma adjustments described in the related notes. The Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2002, has been adjusted to give effect to the transactions in (i) and (ii) above as if they had occurred on June 30, 2002.

         The Unaudited Pro Forma Consolidated Statements of Earnings for the six months ended June 30, 2002 and for the year ended December 31, 2001, include the historical operating results of the Properties described in (ii) above, as well as 11 properties purchased by the Company prior to June 30, 2002, from the date of their acquisition plus operating results from (A) the later of (i) the date the Properties became operational by the previous owners or (ii) January 1, 2001, to (B) the earlier of (i) the date the Properties were acquired by (or for the pending acquisitions, became probable of being acquired by) the Company or
(ii) the end of the pro forma period presented (the "Pro Forma Period").

         This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or condition if the various events and transactions reflected herein had occurred on the dates or been in effect during the periods indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company's financial results or conditions in the future.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 2002

                                                                                    Pro Forma
                         ASSETS                             Historical             Adjustments                  Pro Forma
                                                           -------------          --------------              -------------

Land, buildings and equipment on operating leases, net      $145,722,178             $26,341,634    (b)        $173,617,474
                                                                                       1,553,662    (b)

Net investment in direct financing leases (c)                         --             127,850,000    (b)         139,867,464
                                                                                      12,017,464    (b)

Cash and cash equivalents                                     69,268,957             118,174,492    (a)          40,972,202
                                                                                     (14,919,529 )  (a)
                                                                                    (154,191,634 )  (b)
                                                                                      29,700,000    (b)
                                                                                      (6,472,374 )  (b)
                                                                                        (587,710 )  (b)
Restricted cash                                                  330,089                      --                    330,089
Receivables                                                      514,165                      --                    514,165
Investment in real estate partnership                            300,000                      --                    300,000
Loan costs, net                                                  576,607                 587,710    (b)           1,164,317
Accrued rental income                                            451,790                      --                    451,790
Other assets                                                   4,204,900               5,317,852    (a)           2,424,000
                                                                                       6,472,374    (b)
                                                                                     (13,571,126 )  (b)
                                                          --------------          --------------              -------------
                                                            $221,368,686            $138,272,815               $359,641,501
                                                          ==============          ==============              =============
          LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
    Accounts payable and accrued expenses                     $  198,522                 $    --                 $  198,522
    Due to related parties                                     1,360,818                      --                  1,360,818
    Mortgages payable                                         36,417,422              29,700,000    (b)          66,117,422
    Security deposits                                          3,204,875                      --                  3,204,875
    Rent paid in advance                                          54,539                      --                     54,539
                                                          --------------          --------------              -------------
          Total liabilities                                   41,236,176              29,700,000                 70,936,176
                                                          --------------          --------------              -------------

Minority Interest                                              8,598,410                      --                  8,598,410
                                                          --------------          --------------              -------------

Stockholders' equity:
    Preferred stock, without par value.
       Authorized and unissued 3,000,000 shares                       --                      --                         --
    Excess shares, $0.01 par value per share.
       Authorized and unissued 103,000,000 shares                     --                      --                         --
    Common stock, $0.01 par value per share.
       Authorized 100,000,000 shares; issued
       19,828,933 and outstanding 19,820,921 shares;
       issued 31,646,382 and outstanding
       31,638,370 shares, as adjusted                            198,209                 118,174    (a)             316,383
    Capital in excess of par value                           173,891,489             118,056,318    (a)         282,346,130
                                                                                      (9,601,677 )  (a)
    Accumulated distributions in excess of net earnings       (2,555,598 )                    --                 (2,555,598 )
                                                          --------------          --------------              -------------
          Total stockholders' equity                         171,534,100             108,572,815                280,106,915
                                                          --------------          --------------              -------------
                                                            $221,368,686            $138,272,815               $359,641,501
                                                          ==============          ==============              =============


See accompanying notes to unaudited pro forma consolidated financial statements.



                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                         SIX MONTHS ENDED JUNE 30, 2002

                                                                                Pro Forma
                                                        Historical             Adjustments               Pro Forma
                                                       ------------          ---------------           -------------

Revenues:
    Rental income from operating leases                 $ 4,377,797               $5,431,278     (1)     $ 9,809,075
    Earned income from direct financing leases (2)               --                8,652,379     (1)       8,652,379
    FF&E reserve income                                      33,738                  136,580     (3)         170,318
    Interest and other income                               561,895                 (560,932   ) (4)             963
                                                        ------------          ---------------           -------------
                                                          4,973,430               13,659,305              18,632,735
                                                        ------------          ---------------           -------------
Expenses:
    Interest                                                372,160                1,472,788     (5)       1,844,948
    General operating and administrative                    549,458                       --                 549,458
    Asset management fees to related party                  207,975                  657,693     (6)         865,668
    Depreciation and amortization                         1,212,249                1,016,576     (8)       2,228,825
                                                        ------------          ---------------           -------------
                                                          2,341,842                3,147,057               5,488,899
                                                        ------------          ---------------           -------------

Net earnings before share in loss of investment in real
    estate partnership and minority interest              2,631,588               10,512,248              13,143,836

Share in loss of investment in real estate partnership       (2,236  )                    --                  (2,236 )

Minority interest                                           (98,410  )              (281,961   ) (9)        (380,371 )
                                                        ------------          ---------------           -------------


Net earnings                                             $2,530,942             $ 10,230,287             $12,761,229
                                                        ============          ===============           =============

Net earnings per share of common stock
    (basic and diluted) (10)                               $   0.20                                        $    0.49
                                                        =============                                   =============

Weighted average number of shares of common
    stock outstanding (basic and diluted) (10)           12,831,671                                       25,869,598
                                                        ============                                    =============


See accompanying notes to unaudited pro forma consolidated financial statements.



                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 2001

                                                                                Pro Forma
                                                        Historical             Adjustments               Pro Forma
                                                        ------------          ---------------           -------------

Revenues:
    Rental income from operating leases                 $ 1,725,018             $ 17,945,390     (1)    $ 19,670,408
    Earned income from direct financing leases (2)               --               17,010,708     (1)      17,010,708
    FF&E reserve income                                      39,199                  183,249     (3)         222,448
    Interest and other income                               135,402                 (134,844   ) (4)             558
                                                        ------------          ---------------           -------------
                                                          1,899,619               35,004,503              36,904,122
                                                        ------------          ---------------           -------------
Expenses:
    Interest                                                105,056                4,289,113     (5)       4,394,169
    General operating and administrative                    395,268                       --                 395,268
    Asset management fees to related party                   93,219                1,584,521     (6)       1,677,740
    Reimbursement of operating expenses
       from related party                                  (145,015  )               145,015     (7)              --
    Depreciation and amortization                           535,126                3,888,325     (8)       4,423,451
                                                        ------------          ---------------           -------------
                                                            983,654                9,906,974              10,890,628
                                                        ------------          ---------------           -------------

Net earnings before minority interest                       915,965               25,097,529              26,013,494

Minority interest                                                --                 (628,023   ) (9)        (628,023 )
                                                        ------------          ---------------           -------------

Net earnings                                              $ 915,965             $ 24,469,506             $25,385,471
                                                        ============          ===============           =============
Net earnings per share of common stock
    (basic and diluted) (10)                              $    0.38                                      $      0.98
                                                        ============                                    =============

Weighted average number of shares of common
    stock outstanding (basic and diluted) (10)            2,391,072                                       25,837,549
                                                        ============                                    =============




See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Balance Sheet:

(a) Represents gross proceeds of $118,174,492 from the sale of 11,817,449 shares during the period July 1, 2002 through October 10, 2002, and payments of $14,919,529 for related acquisition fees of $5,317,852 (4.5% of gross proceeds) which are reflected in other assets, selling commissions of $8,863,087 (7.5% of gross proceeds), marketing support fees of $590,872 (0.5% of gross proceeds) and due diligence expense reimbursement of $147,718 (0.125% of gross proceeds) which have been netted against stockholders' equity.

(b) Represents the use of $131,551,718 of cash and cash equivalents and borrowings of a $29,700,000 under mortgage notes payable to purchase 15 properties for $154,191,634, to pay $1,336,500 of acquisition fees on permanent financing (4.5% of permanent financing) and $5,135,874 in miscellaneous acquisition costs incurred in conjunction with the proposed purchase of the properties and to pay loan costs of $587,710. Also represents reclassification of $141,750 in miscellaneous acquisition costs and $1,411,912 in acquisition fees to land, buildings and equipment on operating leases and reclassification of $5,164,704 in miscellaneous acquisition costs and $6,852,760 in acquisition fees to net investment in direct financing leases.

                                                                                      Acquisition
                                                                                        Fees and
                                                                                     Closing Costs
                                                                                      Allocated to
                                                                 Purchase Price        Investment            Total
                                                                 ----------------    ---------------     ---------------

         Brighton Gardens in Brentwood, TN                           $ 6,349,794         $  634,158         $ 6,983,952
         Brighton Gardens in Atlanta, GA                               7,654,546            764,466           8,419,012
         Brighton Gardens in Charlotte, NC                             3,218,389            321,422           3,539,811
         Brighton Gardens in Chevy Chase, MD                          19,310,331          1,928,537          21,238,868
         Brighton Gardens in Middletown, NJ                           11,481,818          1,146,698          12,628,516
         Brighton Gardens in Mountainside, NJ                         12,438,636          1,242,257          13,680,893
         Brighton Gardens in Naples, FL                                8,002,479            799,214           8,801,693
         Brighton Gardens in Raleigh, NC                               9,655,165            964,269          10,619,434
         Brighton Gardens in Stamford, CT                             13,569,421          1,355,190          14,924,611
         Brighton Gardens in Venice, FL                                6,523,760            651,533           7,175,293
         Brighton Gardens in Winston-Salem, NC                         7,045,661            703,656           7,749,317
         Sunrise in Annapolis, MD                                     12,500,000            843,396          13,343,396
         Sunrise in Pikesville, MD                                    10,100,000            662,668          10,762,668
                                                                 ----------------    ---------------     ---------------
             Investment in direct financing leases (c)               127,850,000         12,017,464         139,867,464
         Brooksby Village Continuing Care Retirement
             Community in Peabody, MA                                 17,383,784          1,006,771          18,390,555
         Homewood Residence in Nashville, TN                           8,957,850            546,891           9,504,741
                                                                 ----------------    ---------------     ---------------

                                                                   $ 154,191,634       $ 13,571,126       $ 167,762,760
                                                                 ================    ===============     ===============

(c) In accordance with generally accepted accounting principles, leases in which the present value of future minimum lease payments equals or exceeds 90 percent of the value of the related properties are treated as direct financing leases rather than as land, buildings and equipment. The categorization of the lease has no effect on the rental payments due under the leases.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                   FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings:
-------------------------------------------------------

(1) Represents adjustment to rental income from the operating leases and earned income from the direct financing leases for the properties acquired or made probable by the Company as of October 10, 2002 (collectively, the "Pro Forma Property" or "Pro Forma Properties") for the Pro Forma Period.

         The following presents the actual date the Pro Forma Properties were acquired by the Company, or became probable of acquisition in the case of the 3 pending acquisitions as of October 10, 2002, as compared to the date the Pro Forma Properties were treated as becoming operational as a rental property for purposes of the Pro Forma Consolidated Statements of Earnings.

                                                                                      Date the
                                                                                      Property
                                                                                       Became
                                                                                   Operational as
                                                                 Date                 a Rental
                                                           Acquired/Probable        Property for         Purchase
                                                            by the Company            Pro Forma            Price
                                                                                      Purposes
                                                          --------------------     ----------------    --------------

         Acquired:
         Broadway Plaza in Arlington, TX                  November 9, 2001         January 1, 2001        $10,578,750
         Homewood Residence in Boca Raton, FL             November 9, 2001         January 1, 2001          9,672,000
         Holley Court Terrace in Oak Park, IL             February 11, 2002        January 1, 2001         18,469,275
         Homewood Residence in Coconut Creek, FL          February 11, 2002        January 1, 2001          9,687,563
         Heritage Club in Greenwood Village, CO           March 22, 2002           January 1, 2001         17,865,375
         Brighton Gardens in Camarillo, CA a              May 16, 2002             January 1, 2001         18,694,698
         Brighton Gardens in Towson, MD a                 May 16, 2002             January 1, 2001         14,452,319
         MapleRidge in Clayton, OH a                      May 17, 2002             January 1, 2001          8,110,569
         MapleRidge in Dartmouth, MA a                    May 16, 2002             January 1, 2001          9,488,304
         MapleRidge in Elk Grove, CA a                    May 16, 2002             January 1, 2001          8,054,110
         Brighton Gardens in Brentwood, TN                September 30, 2002       January 1, 2001         6,349,794
         Brighton Gardens in Atlanta, GA                  September 30, 2002       January 1, 2001         7,654,546
         Brighton Gardens in Charlotte, NC                September 30, 2002       January 1, 2001         3,218,389
         Brighton Gardens in Chevy Chase, MD              September 30, 2002       January 1, 2001        19,310,331
         Brighton Gardens in Middletown, NJ               September 30, 2002       January 1, 2001        11,481,818
         Brighton Gardens in Mountainside, NJ             September 30, 2002       January 1, 2001        12,438,636
         Brighton Gardens in Naples, FL                   September 30, 2002       January 1, 2001         8,002,479
         Brighton Gardens in Raleigh, NC                  September 30, 2002       January 1, 2001         9,655,165
         Brighton Gardens in Stamford, CT                 September 30, 2002       January 1, 2001        13,569,421
         Brighton Gardens in Venice, FL                   September 30, 2002       January 1, 2001         6,523,760
         Brighton Gardens in Winston-Salem, NC            September 30, 2002       January 1, 2001         7,045,661
         Brooksby Village Continuing Care Retirement
           Community in Peabody, MA                       October 10, 2002         January 1, 2001         17,383,784
         Probable:
         Sunrise in Annapolis, MD                         September 3, 2002        January 1, 2001        12,500,000
         Sunrise in Pikesville, MD                        September 3, 2002        January 1, 2001        10,100,000
         Homewood Residence in Nashville, TN              September 30, 2002       January 1, 2001          8,957,850

         a The properties in Camarillo, California, Towson, Maryland, Clayton, Ohio, Dartmouth, Massachusetts, and Elk Grove, California (the "Marriott Portfolio Properties") are owned through a consolidated joint venture (the "Joint Venture") in which the Company owns a
             76.75 percent interest. See Note (9).

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                   FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

         The adjustments to rental income from operating leases for the six months ended June 30, 2002 and the year ended December 31, 2001, include $2,216,648 and $5,911,061, respectively, relating to the Marriott Portfolio Properties. If the operating cash flows of the Marriott Portfolio Properties are not sufficient to fund rental payments due under the lease agreements, amounts are required to be funded by Marriott International, Inc. or its subsidiaries under the terms of a rental payment guarantee arrangement. The pro forma adjustments to rental income from operating leases for the six months ended June 30, 2002 and the year ended December 31, 2001, include assumed funding amounts under the guarantee of $1,381,000 and $3,179,000, respectively, based on the actual historical operating cash flows of the Marriott Portfolio Properties during the pro forma periods.

         Certain leases provide for the payment of percentage rent in addition to base rental income; however, no percentage rent was due under the leases for the Pro Forma Properties during the period the Company was assumed to have held the Pro Forma Properties.

(2)      See Note (c) under "Pro Forma Consolidated Balance Sheet" above.

(3) Represents reserve funds, which will be used for the replacement and renewal of furniture, fixtures and equipment relating to certain Properties (the "FF&E Reserve"). The funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve will be paid, granted and assigned to the Company.

(4) Represents adjustment to interest income due to the decrease in the amount of cash available for investment in interest bearing accounts after the purchase of the Pro Forma Properties. The pro forma adjustment is based upon the fact that interest income from interest bearing accounts was earned at a rate of approximately two to four percent per annum by the Company during the six months ended June 30, 2002 and the year ended December 31, 2001.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                   FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

(5) Represents adjustment to interest expense for mortgage loans for the Pro Forma Period based on the following terms:

                                                                                     Pro Forma
                                                                                    Adjustment              Pro Forma
                                                                                    for the Six            Adjustment
                                                                                   Months Ended        for the Year Ended
                                   Mortgage                                          June 30,           December 31, 2001
                                     Loan                Interest Rate                 2002
                                 -------------     --------------------------    ------------------    --------------------
         Holley Court              $12,974,397     Floating   at  350  basis         $ 89,626               $ 932,266
         Terrace in Oak                            points  over  the  30-day
         Park, IL, maturing                        LIBOR,   with   a   LIBOR
         October 2003                              floor   of    3.50.    If
                                                   30-day LIBOR falls below
                                                   2.60, interest rate will be
                                                   30-day LIBOR plus 440 basis
                                                   points. During the Pro Forma
                                                   Period, the interest rate
                                                   varied from 6.14% to 8.00%.

         Marriott Portfolio        23,520,000      Floating   at  186  basis          388,337               1,407,432
         Properties                                points  over  the rate of
         maturing May 2006                         commercial  paper  graded
                                                   A1 by Standard & Poors or F1
                                                   by Fitch IBCA. During the Pro
                                                   Forma Period, the interest
                                                   rate varied from 3.69% to
                                                   7.44%.

         Sunrise in                20,600,000      7.83%, with principal              704,594               1,410,886
         Annapolis and                             and interest payable
         Pikesville, MD,                           monthly.
         maturing December
         2008

         Heritage Club in           9,100,000      6.50%, with principal              290,231                538,529
         Greenwood Village,                        and interest payable
         CO, maturing                              monthly.
         December 2006
                                                                                 ------------------    --------------------

                                                                                    $1,472,788             $4,289,113
                                                                                 ==================    ====================

         If the interest rates on variable rate loans would have increased by 0.125% during the Pro Forma Period, interest expense would have increased by $32,287 and $73,937 for the six months ended June 30, 2002 and the year ended December 31, 2001, respectively.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                   FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

(6) Represents increase in asset management fees relating to the Pro Forma Properties for the Pro Forma Period. Asset management fees are equal to 0.60% per year of the Company's Real Estate Asset Value as defined in the Company's prospectus.

(7) Pursuant to the advisory agreement, CNL Retirement Corp. (the "Advisor") is required to reimburse the Company the amount by which the total operating expenses paid or incurred by the Company exceed in any four consecutive fiscal quarters (the "Expense Year") the greater of two percent of average invested assets or 25 percent of net income (the "Expense Cap.") During the Expense Year ended June 30, 2001, the Company's operating expenses exceeded the Expense Cap by $145,015.

         As a result of the Pro Forma Properties being treated in the Pro Forma Consolidated Statements of Earnings as operational for the Pro Forma Period, the Expense Cap increased based on two percent of average invested assets; therefore, the amount of the reimbursement of operating expenses from related party was adjusted for the year ended December 31, 2001.

(8) Represents increase in depreciation expense of the buildings and the furniture, fixture and equipment ("FF&E") portions of the Pro Forma Properties accounted for as operating leases using the straight-line method of $932,974 and $3,698,592 for the six months ended June 30, 2002 and the year ended December 31, 2001, respectively. The buildings and FF&E are depreciated over useful lives of 40 and seven years, respectively. Also represents amortization of the loan costs of $83,602 and $189,733 for the six months ended June 30, 2002 and the year ended December 31, 2001, respectively, on related mortgage loans, amortized during the Pro Forma Period under the straight-line method (which approximates the effective interest method) over the life of the loan.

         The following presents the amount of land, building and FF&E for each of the Pro Forma Properties accounted for as operating leases:

                                                                  Land            Building            FF&E
                                                              -------------    ---------------    --------------

         Broadway Plaza in Arlington, TX                       $ 1,343,538        $ 9,174,538         $  602,226
         Homewood Residence in Boca Raton, FL                    1,143,571          8,501,806            554,537
         Holley Court Terrace in Oak Park, IL                    2,144,134         16,781,725            447,007
         Homewood Residence in Coconut Creek, FL                 1,682,701          7,981,073            559,197
         Heritage Club in Greenwood Village, CO                  1,812,916         16,073,282            942,063
         Brighton Gardens in Camarillo, CA                       2,491,600         16,887,847            542,589
         Brighton Gardens in Towson, MD                            989,915         14,375,847            355,731
         MapleRidge in Clayton, OH                                 813,775          7,656,922            209,314
         MapleRidge in Dartmouth, MA                               920,430          9,028,929            205,663
         MapleRidge in Elk Grove, CA                               812,937          7,583,195            218,022
         Brooksby Village Continuing Care Retirement
             Community in Peabody, MA                           18,390,555                 --                 --
         Homewood Residence in Nashville, TN                       950,474          8,079,030            475,237


                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                   FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND
                        THE YEAR ENDED DECEMBER 31, 2001


Unaudited Pro Forma Consolidated Statements of Earnings - Continued:
-------------------------------------------------------------------

(9) Represents adjustment to minority interest for the Joint Venture, a consolidated subsidiary in which the Company owns a 76.75% interest, for the Pro Forma Period.

                                                                     For the Six Months           For the Year
                                                                           Ended                     Ended
                                                                       June 30, 2002           December 31, 2001
                                                                    ---------------------     ---------------------
                 Revenues:
                     Rental income from operating leases                      $ 2,216,648               $ 5,911,061
                     FF&E reserve income                                          136,580                   183,249

                 Expenses:
                     Interest                                                    (388,337 )              (1,407,432 )
                     Asset management fees to related parties                    (112,821 )                (270,774 )
                     Depreciation and amortization                               (639,336 )              (1,714,926 )
                                                                    ---------------------     ---------------------

                 Pro Forma Net Earnings of the Joint Venture                    1,212,734                 2,701,178
                 Minority Interest Ownership Percentage                             23.25 %                   23.25 %
                                                                    ---------------------     ---------------------

                 Minority Interest                                             $  281,961                $  628,023
                                                                    =====================     =====================

(10) Historical earnings per share were calculated based upon the weighted average number of shares of common stock outstanding during the six months ended June 30, 2002 and the year ended December 31, 2001. As a result of receipt of gross proceeds from the sale of shares during the period July 1, 2002 through September 3, 2002, as described in Note (a) above, which were available to acquire the Pro Forma Properties described in Note (b) above, pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, as adjusted for the subsequent sale of shares, during the six months ended June 30, 2002 and the year ended December 31, 2001.

                         CNL RETIREMENT PROPERTIES, INC.
                STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
                         BEFORE DIVIDENDS PAID DEDUCTION
                  OF PROPERTIES ACQUIRED FROM SEPTEMBER 4, 2002
                            THROUGH OCTOBER 10, 2002
                For the Year Ended December 31, 2001 (Unaudited)

         The following schedule presents unaudited estimated taxable operating results before dividends paid deduction of each Property acquired by the Company as of October 10, 2002 and the Properties for which the Company had entered into initial commitments to acquire as of October 10, 2002. The statement presents unaudited estimated taxable operating results for each Property as if the Property (i) had been acquired the earlier of (a) the actual date acquired by the Company or (b) January 1, 2001, and (ii) had been operational during the period January 1, 2001 through December 31, 2001. The schedule should be read in light of the accompanying footnotes. For information relating to Properties acquired prior to September 4, 2002, see Appendix E to the Prospectus dated May 14, 2002 and the Prospectus Supplement dated September 24, 2002.

         These estimates do not purport to present actual or expected operations of the Company for any period in the future. The estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.

                                Brighton Gardens     Brighton Gardens      Brighton Gardens          Brighton Gardens
                                  by Marriott          by Marriott            by Marriott              by Marriott
                                 Brentwood (7)         Atlanta (7)           Charlotte (7)           Chevy Chase (7)
                               ------------------ ------------------- ------------------------  ----------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                      $  --                  $  --                   $  --                   $  --

Earned Income (1)                    695,044                837,862                 352,283               2,166,197

Asset Management Fees (2)            (38,099  )             (45,927                 (19,310  )             (115,862 )

Interest Expense (3)                      --                     --                      --                      --

General and Administrative
    Expenses (4)                     (55,604  )             (67,029                 (28,183  )             (173,296 )
                               --------------      -----------------      ------------------       -----------------

Estimated Cash Available from
    Operations                       601,341                724,906                 304,790               1,877,039

Depreciation and Amortization
    Expense (5) (6)                       --                     --                      --                      --
                               --------------      -----------------      ------------------       -----------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                 $ 601,341               $724,906                $304,790             $ 1,877,039
                               ==============      =================      ==================       =================


                                  See Footnotes




                                 Brighton Gardens       Brighton Gardens      Brighton Gardens        Brighton Gardens
                                   by Marriott            by Marriott            by Marriott            by Marriott
                                  Middletown (7)        Mountainside (7)         Naples (7)             Raleigh (7)
                               -------------------  ---------------------- -------------------- ----------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                        $  --                  $  --                   $  --                $  --

Earned Income (1)                    1,361,793              1,466,525                 613,446            1,056,848

Asset Management Fees (2)              (68,891  )             (74,632 )               (48,015 )            (57,931  )

Interest Expense (3)                        --                     --                      --                   --

General and Administrative
    Expenses (4)                      (108,943  )            (117,322 )               (49,076 )            (84,548  )
                               ----------------        ---------------       -----------------      ---------------

Estimated Cash Available from
    Operations                       1,183,959              1,274,571                 516,355              914,369

Depreciation and Amortization
    Expense (5) (6)                         --                     --                      --                   --
                               ----------------        ---------------       -----------------      ---------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                  $1,183,959            $ 1,274,571               $ 516,355            $ 914,369
                               ================        ===============       =================      ===============


                                  See Footnotes



                                                                                                      Brooksby Village
                                  Brighton Gardens         Brighton Gardens     Brighton Gardens       Continuing Care
                                     by Marriott              by Marriott          by Marriott           Retirement
                                    Stamford (7)              Venice (7)        Winston-Salem (7)       Community (8)
                               --------------------  ------------------------ ---------------------- ----------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                         $   --                      $  --               $  --           $2,607,568

Earned Income (1)                      1,485,300                    714,087             771,214

Asset Management Fees (2)                (81,417 )                  (39,143  )          (42,274 )           (104,303 )

Interest Expense (3)                          --                         --                  --                   --

General and Administrative
    Expenses (4)                        (118,824 )                  (57,127  )          (61,697 )           (208,605 )
                               ------------------         ------------------  ------------------    -----------------

Estimated Cash Available from
    Operations                         1,285,059                    617,817             667,243            2,294,660

Depreciation and Amortization
    Expense (5) (6)                           --                         --                  --                   --
                               ------------------         ------------------  ------------------    -----------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                   $ 1,285,059                   $617,817            $667,243          $ 2,294,660
                               ==================         ==================  ==================    =================


                                  See Footnotes






                                       Sunrise of          Sunrise of              Homewood Residence
                                     Annapolis (7)       Pikesville (7)                Nashville                    Total
                                 ------------------- ------------------------    -----------------------    -----------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                         $  --                 $  --                   $ 918,180                $ 3,525,748

Earned Income (1)                     1,312,500             1,060,500                          --                 13,893,599

Asset Management Fees (2)               (75,000  )            (60,600  )                  (53,747 )                 (925,151  )

Interest Expense (3)                   (780,357  )           (630,529  )                       --                 (1,410,886  )

General and Administrative
    Expenses (4)                       (105,000  )            (84,840  )                  (73,454 )               (1,393,548  )
                                   -------------      ----------------             ---------------           ----------------

Estimated Cash Available from
    Operations                          352,143               284,531                     790,979                 13,689,762

Depreciation and Amortization
    Expense (5) (6)                      (5,743  )             (4,640  )                 (388,830 )                 (399,213  )
                                   -------------      ----------------             ---------------           ----------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                     $346,400              $279,891                    $402,149               $ 13,290,549
                                   =============      ================             ===============           ================


                                  See Footnotes

FOOTNOTES:

(1) Rental income on operating leases and earned income on direct financing leases does not include percentage rents which will become due if specified levels of gross receipts are achieved.

(2) The Properties will be managed pursuant to an advisory agreement between the Company and CNL Retirement Corp. (the "Advisor"), pursuant to which the Advisor will receive monthly asset management fees in an amount equal to one-twelfth of .60% of the Company's Real Estate Asset Value as of the end of the preceding month as defined in such agreement. See "Management Compensation."

(3) The Company is expected to assume the obligations of the current owner of the Annapolis and Pikesville Properties under a mortgage note secured by the Properties. The principal amount of the loan is $20.6 million with an interest rate of 7.83% per annum. The loan requires monthly principal and interest payments through October 2008 with all unpaid principal and interest due at that time.

(4) Estimated at 8% of gross rental income, based on the previous experience of an Affiliate of the Advisor with another public REIT.

(5) Loan costs of $259,576 relating to the anticipated assumption of the $20.6 million loan with respect to the Annapolis and Pikesville Properties have been amortized under the straight-line method over the term of the loan.

(6) The federal tax basis of the depreciable portion of the Property and the number of years the assets have been depreciated on the straight-line method are as follows:

                                                                 Furniture and
                                                    Building        Fixtures
                                                  (27.5 years)    (5-15 years)
                                                  --------------  ------------

              Homewood Residence Nashville         $8,079,030       $475,237


(7) The lessee of the Brentwood, Atlanta, Charlotte, Chevy Chase, Middletown, Mountainside, Naples, Raleigh, Stamford, Venice, Winston-Salem, Annapolis and Pikesville Properties is the same unaffiliated lessee.

(8)      The lease for this Property is a land lease only.